John Hancock Investment Trust
601 Congress Street
Boston, Massachusetts 02210

November 16, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention:	Christina DiAngelo Fettig

Re: John Hancock Investment Trust (the “Trust”) — File No. 333-220768
Registration Statement on Form N-14

Dear Ms. Fettig:

On behalf of the Trust, we submit this letter in response to additional comments received by telephone on November 13, 2017, from Sonny Oh, on behalf of Mses. Hatch and Fettig of the Securities and Exchange Commission (the “SEC”) accounting staff with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Small Cap Core Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Small Company Fund, a series of John Hancock Funds III (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”) (the “Reorganization”). The Registration Statement was filed with the SEC on October 2, 2017, accession no. 0001133228-17-005907. This letter responds to additional comments from the staff relating to comments that were originally addressed in a letter to the staff dated November 6, 2017, responding to comments from Ms. Fettig (the “Initial Letter”).

For convenience, we have set forth each additional comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

1.
Comment — The staff restates Comment 17 of the Initial Letter to request that the Trust, under “Pro Forma Financial Information” in the SAI, please disclose the pro forma adjustments to the Acquiring Fund’s management and distribution fees amounts without taking into account the Acquiring Fund’s decrease in management and distribution fees, effective as of October 1, 2017, because they were not directly attributable to the transaction, as is required by Rule 11-02(b)(6) of Regulation S-X.

Response — The Trust previously made the requested changes to the Registration Statement disclosure in the definitive SAI filed with the SEC on November 9, 2017 pursuant to Rule 497 under the Securities Act of 1933, as amended (accession no. 0001133228-17-006433), but did not clearly state the SEC’s comments in the Initial Letter. The Trust’s Registration Statement disclosure complies with Comment 17 of the Initial Letter as restated above.

2.
Comment — The staff restates Comment 18 of the Initial Letter to request that the Trust please explain how the information presented under “Pro Forma Financial Information” satisfies the conditions of Rule 11-02(b)(6) of Regulation S-X.

Response — As the Trust states above, it has included in the pro forma financial statements adjustments to the Acquiring Fund’s management and distribution fees amounts without taking into account the Acquiring Fund’s decrease in management and distribution fees, effective as of October 1, 2017.

November 16, 2017

Rule 11-02(b)(6) of Regulation S-X requires that any adjustments to the financial information presented must “give effect to events that are: (i) directly attributable to the transaction; (ii) expected to have a continuing impact on the registrant; and (iii) factually supportable.” All of the disclosed financial adjustments give effect to the Reorganization. Because such adjustments are: (i) directly attributable to the Reorganization; (ii) are expected to have a continuing impact on the Acquiring Fund; and (iii) are factually supportable by reference to the Acquired and Acquiring Funds’ books and records, the adjustments satisfy the conditions of Rule 11-02(b)(6). The Trust believes that showing pro forma adjustments to the Acquiring Fund’s management and distribution fees both before and after they changed on October 1, 2017 satisfies the conditions of Rule 11-02(b)(6) of Regulation S-X.

If you have any questions, please call me at (617) 572-0138.

Sincerely,

/s/ Ariel Ayanna
Ariel Ayanna, Assistant Secretary of the Trust